SOMO, INC.

Vaclavske namesti 21

Prague, Czech Republic 11000

Tel. 702-751-0600

Email: somoincorp@gmail.com

October 27, 2014

Mr. Jeff Kauten,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Somo, Inc.

       Registration Statement on Form S-1

       Filed September 16, 2014

       File No. 333-198771

Dear Mr. Jeff Kauten:

Somo, Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the " Registration Statement") in response to the Commission's comments, dated October 10, 2014 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on September 16, 2014.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Our Response: There has been no communication that we, or anyone authorized to do so on our behalf, presented to potential investors.

2. It appears from your current disclosure that you have not taken any concrete steps to implement your business plan, have no revenues, no plans for raising additional financing, no operations, no products and no definitive agreements to sell your products and do not appear to have any dedicated full-time or part-time employees other than your sole officer and director. We also note that your stock is likely to be penny stock. Therefore, it appears that you may be a blank check company and should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419 or tell us why you believe that you are not a blank check company. For guidance, refer to Securities Act Release No. 33-6932 (April 28, 1992) and Interpretation 616.02 of our Securities Act Rules Compliance and Disclosure Interpretations.

Our Response: We are not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.” We have a specific plan and purpose. Our business purpose is development and sale of mobile games for the Apple iOS and Android platforms. In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Securities and Exchange Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “Rule 419 does not apply to . . . start-up companies with specific business plans . . . even if operations have not commenced at the time of the offering.” Further, we included a statement on the cover page of the prospectus that we have no plans to engage in a merger or acquisition with another entity.

3. You appear to be a shell company as defined in Rule 405, because you appear to have nominal operations and nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Our response:  We do not believe that Somo, Inc. is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that Somo, Inc. can be classified as having “no or nominal operations”.  Our management has specific education and background experience in our line of business as stated in the S-1. From inception, Somo, Inc. devoted a significant amount of time to the development of its business. In furtherance of the planned business, Somo, Inc. has developed the concept of its first mobile game. Additionally, we have registered a web domain and start registration as an Apple developer. We have applied and obtained a D-U-N-S Number, a number which is required for registration as an Apple developer. We have also started to search for software developer. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”.

4. Please specifically disclose the factual basis for, and the context of, all your beliefs, understandings, estimates, and opinions set forth in the registration statement. You must be able to substantiate on a reasonable basis all of the projections, statistics and assertions that you cite. Examples of assertions or references that need support include the following:

- your statement that mobile will lead this year’s rise in total media ad spending in the U.S., and advertisers will spend 83% more on tablets and smartphones than they did in 2013 (page 24);

- your statement that U.S. adults will spend an average of 2 hours 51 minutes per day with mobile devices this year (page 24);

- your statement that in 2013 daily time spent on mobile devices and laptops was equal, totaling 2 hours 19 minutes, but this year, time with desktops and laptops will drop slightly to 2 hours 12 minutes, while mobile time will increase significantly (page 24); and

- your statement that TV remains by far the largest beneficiary of adults’ media time, at 4 hours 28 minutes in 2014, hence its persistent lead as the top category for advertising spending (page 24).

Our response:  We have cited the internet source for all information above.

Cover Page

5. Please remove the line in the table showing proceeds to be received if all securities are sold. Disclosure that suggests the maximum number of shares will be sold is inappropriate in the context of a best efforts offering without a minimum component.

Our Response: We have removed the line in the table showing proceeds to be received if all securities are sold.

Risk Factors

Risks Associated to our Business

We have a very limited history of operations…, page 6

6. This risk factor discusses the risk that you may not ever be profitable and that you may not be able to raise sufficient funds to commence operations. Please revise to separately caption these two risks.

Our Response: We have revised to separately caption these two risks.

Our Independent auditor…, page 7

7. Disclose the current rate at which you use funds in your operations and the minimum period of time you will be able to conduct planned operations using currently-available capital resources.

Our Response: In response to this comment we have disclosed that as of the date of the Amendment #1 to S-1 Registration Statement, we have cash reserves of approximately $2,792, and that our monthly burn rate is $583, therefore we will run out of funds without the addition of capital by the end of March, 2015.

Risks Associated with this Offering

We are selling this offering without an underwriter…, page 11

8. Please disclose in this risk factor that there is no minimum amount of shares you must sell for this offering to proceed and that the proceeds from the sale of any shares will not be placed in escrow or a trust account and will be immediately available for your use. State, if true, that if you raise only a nominal amount of proceeds, then you may be unable to implement your business plan and may have to suspend or cease operations, in which case investors may lose their entire investment. Also, your disclosure that you must sell at least 30% of the shares in this offering is inconsistent with your statement that you must receive at least $50,000 in proceeds from this offering to implement your business plan. Please revise.

Our Response: We have disclosed in this risk factor that there is no minimum amount of shares we must sell for this offering to proceed and that the proceeds from the sale of any shares will not be placed in escrow or a trust account and will be immediately available for our use. We have stated that if we raise only a nominal amount of proceeds, then we may be unable to implement our business plan and may have to suspend or cease operations, in which case investors may lose their entire investment. We have also revised that we must sell at least 50% of the shares in this offering to implement our business plan.

Use of Proceeds, page 13

9. Disclosure that assumes the 50% of the number of shares being offered will be sold is generally not appropriate in the context of a best efforts offering that does not have a minimum component. Please revise your disclosure to include tabular disclosure that assumes the sale of 10% and 25% of the shares you are offering. Similar concerns exist with respect to the dilution section.

Our Response: We have revised our disclosure to include tabular disclosure that assumes the sale of 10% and 25% of the shares we are offering.

10. Please revise to disclose how you will use the remaining $10,000 if you sell 50% of the shares offered for sale.

Our Response: We have revised to disclose that if we sell 50% of the shares offered for sale the remaining $10,000 will be paid for SEC reporting and compliance.

Management’s Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 21

11. Your disclosure that you will not be able to implement your twelve-month plan of operations if you fail to sell 30% of the shares in this offering is inconsistent with your disclosure on pages 5, 7, 8, 12, 17, 18 and 20. Please advise or revise.

Our Response: We have revised our disclosure in accordance with the comments of the Commission.

12. Please revise to disclose the current rate at which you use funds in your operations and the minimum period of time you will be able to conduct planned operations using currently-available capital resources.

Our Response: In response to this comment we have disclosed that as of the date of the Amendment #1 to S-1 Registration Statement, we have cash reserves of approximately $2,792, and that our monthly burn rate is $583, therefore we will run out of funds without the addition of capital by the end of March, 2015.

General, page 21

13. Please provide disclosure responsive to Item 102 of Regulation S-K. Refer to Item 11(b) of Form S-1.

Our Response: We response to this comment we have added a “DESCRIPTION OF PROPERTY” paragraph.

Executive Compensation

Management Compensation

Summary Compensation Table, page 26

14. Please revise to disclose nonqualified deferred compensation earnings in the summary compensation table. Refer to Item 402(n)(2)(viii) of Regulation S-K.

Our Response: We have revised to disclose nonqualified deferred compensation earnings in the summary compensation table.

Certain Relationships and Related Transactions, page 27

15. Please file as an exhibit a written summary of Ms. Chernykh’s oral agreement to advance funds to allow the company to pay for offering costs, filing fees and professional fees. Refer to Item 601(b)(10) of Regulation S-K. For guidance, refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Our Response: We have filed as an exhibit a written summary of Ms. Chernykh’s oral agreement to advance funds to allow the company to pay for offering costs, filing fees and professional fees.

Available Information, page 32

16. We note your statement in this section that as a result of this offering, you will become subject to the information and periodic reporting requirements of the Exchange Act. Please confirm that you intend to file a Form 8-A to register your common shares under the Exchange Act. Alternatively, please revise your disclosure to describe the limited periodic reporting obligations that will be imposed on you upon effectiveness of the registration statement. You should inform holders that you will not be a fully reporting company because you are not registering a class of securities under Section 12 of the Exchange Act; and you should describe how reporting and other regulatory requirements applicable to a Section 15(d) filer vary from those applicable to issuers of classes of securities registered under Section 12 of the Exchange Act. In addition, provide a risk factor that alerts potential investors that the company will not be a fully reporting company and that provides a concise overview of how the scope of the regulations applicable to you is more limited than that which applies to fully reporting companies.

Our Response: We have revised our disclosure to describe the limited periodic reporting obligations that will be imposed on us upon effectiveness of the registration statement. We have also provided a risk factor that alerts potential investors that the company will not be a fully reporting company and that provides a concise overview of how the scope of the regulations applicable to us is more limited than that which applies to fully reporting companies.

Exhibits

17. Please file the subscription agreement with your registration statement.

Our Response: We have filed the subscription agreement with our registration statement.

18. We note that the consent references the period from July 11, 2014 (inception) through May 31, 2014. Please revise the date of inception to correspond with the period presented in the filing, and covered by the audit report, which is July 11, 2013 through May 31, 2014.

Our Response: We have filed updated consent with the Amendment #1 to Registration Statement.

Please direct any further comments or questions you may have to the company at somoincorp@gmail.com.

Thank you.

Sincerely,

/S/ Olga Chernykh

Olga Chernykh, President